

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Jeff Cooper
Chief Financial Officer
Guidewire Software, Inc.
970 Park Pl., Suite 200
San Mateo, CA 94403

   Re: Guidewire Software, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2023
     Filed September 18, 2023
     File No. 001-35394

Dear Jeff Cooper:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology